

Mail Stop 3720

July 16, 2009

Mr. James L. Mandel
Chief Executive Officer
Multiband Corporation
9449 Science Center Drive
New Hope, MN 55428

Re: Multiband Corporation
        Preliminary Proxy Statement on Schedule 14A
        Filed July 14, 2009
        File No. 000-13529

Dear Mr. Mandel:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. It appears that the amendment to your articles of incorporation may be necessary to complete your obligations pursuant to the Stock Purchase Agreement dated November 3, 2008. We also note your disclosure on page F-44 of your Form 10-K for the fiscal year ended December 31, 2008 that your issuance of preferred stock with respect to this transaction will require shareholder approval. Therefore, please revise your preliminary proxy statement to provide the disclosure required by Schedule 14A regarding the transaction, including the disclosure under Item 14. See Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this proxy statement.

<center>*   *   *   *   *</center>

As appropriate, please amend your Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810 if you have questions regarding these comments.

Sincerely,

/s
Celeste M. Murphy
Legal Branch Chief